FORM 3	U.S. SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB Number: 3235-0104 Expires: April 30, 1997 Estimated average burden hours per response 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Holley Holding (U.S.A.) Ltd.	2. Date of Event Requiring Statement (Month/Day/Year) 01/03/01	Issuer Name and Ticker or Trading Symbol American Champion Entertainment, Inc. ACEI
(Last) (First) (Middle) 131 South Maple Avenue, Suite 6	3. IRS or Social Security Number of Reporting Person (Voluntary) IRS # 77-0559022	5. Relationship of Reporting Person to Issuer (Check all applicable) ____ Director __X_ 10% Owner ____ Officer (give title below) ____ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) South San Francisco, CA 94080
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.0001 per share	12,610,837	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (Over)

(Print or Type Responses) SEC 1473 (8-92)

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

** International misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Licheng Wang, Chairman of the Board January 18, 2001 **Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient.
See Instruction 6 for procedure.

SEC 1473 (8-92)